Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Year Ended December 31,
(Dollars in thousands)	March 31, 2012	2011	2010	2009	2008	2007

Earnings (1):
(Loss) income before income tax expense	$(451,732)	$178,828	$244,415	$143,670	$181,210	$380,755
Fixed charges	50,372	249,743	282,456	337,376	383,273	430,134
Other adjustments (2)	(1,372)	(4,874)	(3,381)	125	(576)	(862)
Total earnings (a)	$(402,732)	$423,697	$523,490	$481,171	$563,907	$810,027

Fixed charges (1):
Interest on deposits	$9,061	$45,108	$61,229	$122,112	$156,774	$230,625
Interest on borrowings	38,295	193,155	209,446	203,063	213,948	187,221
Interest portion of rental expense (3)	3,016	11,462	11,560	11,781	11,850	11,323
Other adjustments (4)	-	18	221	420	701	965
Total fixed charges (b)	$50,372	$249,743	$282,456	$337,376	$383,273	$430,134

Ratio of earnings to fixed charges (a/b)(6)	-	1.70x	1.85x	1.43x	1.47x	1.88x

Earnings, excluding interest on deposits:
Total earnings	$(402,732)	$423,697	$523,490	$481,171	$563,907	$810,027
Less interest on deposits	9,061	45,108	61,229	122,112	156,774	230,625
Total earnings excluding interest on deposits (c)	$(411,793)	$378,589	$462,261	$359,059	$407,133	$579,402

Fixed charges, excluding interest on deposits:
Total fixed charges	$50,372	$249,743	$282,456	$337,376	$383,273	$430,134
Less interest on deposits	9,061	45,108	61,229	122,112	156,774	230,625
Total fixed charges, excluding interest on deposits (d)	$41,311	$204,635	$221,227	$215,264	$226,499	$199,509

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (5) (6)	-	1.85x	2.09x	1.67x	1.80x	2.90x

(1)	As defined in Item 503 (d) of Regulation S-K
(2)	For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.
(3)	The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.
(4)	For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.
(5)

The ratio of earning to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.

(6)

Earnings for the period ended March 31, 2012 were inadequate to cover fixed charges. Additional earnings of $453.1 million would have been needed to bring both the ratio of earnings to fixed charges and the ratio of earning to fixed charges, excluding interest on deposits to 1.0.